Pricing Supplement dated March 4, 2005
(To Prospectus dated January 16, 2004 and
Prospectus Supplement dated January 16, 2004)

Rule 424(b) (3)
File No.333-111504

# PACCAR FINANCIAL CORP.

Medium-Term Notes - Floating Rate
**CUSIP# 69371RWW2**

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐ Citigroup Global Markets Inc.
☐ Barclays Capital Inc.
☐ BNP Paribas Securities Corp.
☐ McDonald Investments Inc.
☐ Wells Fargo Brokerage Services, LLC
☒ Other: RBC Capital Markets Corporation;
acting as ☒ principal ☐ agent

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of __% of the Principal Amount.

| | | |
|---|---|---|
| Principal Amount $50,000,000: | Original Issue Date: | March 17, 2005 |
| Agent's Discount or Commission: 0.30% | Maturity Date: | March 17, 2008 |
| Net Proceeds to Company: $49,850,000 | Interest Payment Date(s): | Quarterly on the 17th or next business day of March, June, September and December via modified following business day convention, commencing June 17, 2005 |

Calculation Agent:

Interest Calculation:
☒ Regular Floating Rate Note          ☐ Floating Rate/Fixed Rate Note
☐ Inverse Floating Rate Note                Fixed Rate Commencement Date:
  Fixed Interest Rate:                              Fixed Interest Rate:
☐          Other Floating Rate Note (see attached)

Initial Interest Rate: To be determined
Initial Interest Reset Date: June 17, 2005
Interest Reset Date(s): Quarterly on the 17th or next business day of March, June, September and December via modified following business day convention.

Interest Rate Basis:
☐ CD Rate                          ☐ Federal Funds Rate          ☐ Prime Rate
☐ Commercial Paper Rate            ☒ LIBOR                        ☐ Treasury Rate
☐ CMT Rate                         Designated LIBOR Page:         ☐ Other (see attached)
  ☐ CMT Telerate Page 7051           ☐ LIBOR Reuters Page
  ☐ CMT Telerate Page 7052           ☒ LIBOR Telerate Page 3750
  If CMT Telerate Page 7052:       LIBOR Currency: USD
    ☐ Weekly Average
    ☐ Monthly Average

Index Maturity: 3 Month LIBOR
Spread (+/-): -0.05%
Spread Multiplier: N/A
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Day Count Convention:
- ☐ 30/360 for the period from      to     .
- ☒ Actual/360 for the period from March 17, 2005 to March 17, 2008.
- ☐ Actual/Actual for the period from      to     .

Redemption:
- ☒ The Notes may not be redeemed prior to the Maturity Date.
- ☐ The Notes may be redeemed at the option of the Company prior to Maturity Date.
  Initial Redemption Date:
  Initial Redemption Percentage: ___ %
  Annual Redemption Percentage Reduction: ___ % until Redemption Percentage is 100% of the Principal Amount.
- ☐ The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:
- ☒ The Notes may not be repaid prior to the Maturity Date.
- ☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
  Optional Repayment Date(s):

Currency:
  Specified Currency: USD (If other than U.S. dollars see attached)
  Minimum Denominations: _____(Applicable only if Specified Currency is other than U.S. dollars)
  Exchange Rate Agent: _____ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐
  Issue Price: ___%

Form: ☒ Book-Entry    ☐ Certificated

Other Provisions: